2138.



02005025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Ub 2-28-02

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SEC FILE NUMBER
8- 39685

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2002 PROCESSING SECTION 365

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Falkin Platnick Securities Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jackson Drive
(No. and Street)

Cranford, NJ 07016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Platnick (908) 709-0909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilkin & Guttenplan, P.C.
(Name — *if individual, state last, first, middle name*)

1200 Tices Lane, East Brunswick, NJ 08816
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Albert Platnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkin Platnick Securities Co., Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

PRESIDENT

Title

Sworn to and subscribed before me this 22 day of 2, 2002



Notary Public

JUDITH A. REDLINE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/30/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKIN PLATNICK SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

FALKIN PLATNICK SECURITIES CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS



Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com

INDEPENDENT AUDITORS' REPORT

TO THE DIRECTOR OF

FALKIN PLATNICK SECURITIES CO., INC.

We have audited the accompanying statement of financial condition of Falkin Platnick Securities Co., Inc. as of December 31, 2001 and the related statements of revenues and expenses, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkin Platnick Securities Co., Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkin & Guttenplan

WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

January 26, 2002

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 26,238
Money market funds	637
Certificate of deposit	15,000
Stock subscription - NASDAQ	3,300
Prepaid expenses	3,546
Interest receivable	110
TOTAL ASSETS	$ 48,831

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$ 2,040
TOTAL LIABILITIES	2,040

STOCKHOLDER'S EQUITY

Common stock, no par value; 2,500 shares authorized, 100 shares issued and outstanding	6,000
Additional pad-in-capital	69,250
Retained earnings (deficit)	(28,459)
TOTAL STOCKHOLDER'S EQUITY	46,791
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 48,831

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF REVENUES AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Brokerage income	$ 186,000
Interest income	705
TOTAL REVENUES	186,705
EXPENSES:	
Commissions	83,000
Shared office expenses	83,000
Licenses and fees	4,231
Audit fees	1,607
State taxes	480
Legal fees	157
TOTAL EXPENSES	172,475
NET INCOME	$ 14,230

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 6,000	$ 49,250	$ (42,689)	$ 12,561
CAPITAL CONTRIBUTIONS	-	20,000	-	20,000
NET INCOME	-	-	14,230	14,230
BALANCES - END OF YEAR	$ 6,000	$ 69,250	$ (28,459)	$ 46,791

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 14,230
Changes in assets and liabilities:	
Increase in prepaid expenses	(626)
Decrease in interest receivable	122
Decrease in accrued expenses	(14,775)
NET CASH USED IN OPERATING ACTIVITIES	(1,049)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of certificates of deposit	(15,000)
Maturity of certificates of deposit	14,000
Net activity in money market mutual funds	173
NET CASH USED IN INVESTING ACTIVITIES	(827)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributed during the year	20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	20,000
NET INCREASE IN CASH	18,124
CASH - BEGINNING OF YEAR	8,114
CASH - END OF YEAR	$ 26,238

The accompanying notes are an integral part of these financial statements.

FALKIN PLATNICK SECURITIES CO., INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - NATURE OF ORGANIZATION:

Falkin Platnick Securities Co., Inc., (the Company) a registered securities broker-dealer, is a New Jersey corporation organized on April 9, 1988. The Company is a broker of limited partnership type securities (Regulation D). It does not handle the safekeeping of any securities and/or cash. It is registered to do business in New Jersey, New York, and various other states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company's only source of revenue is generated from a related entity of which the stockholder is a 50% owner. The related entity is in the business of acquiring and managing multi-family rental housing developments. The Company's sole purpose is raising capital from investors in connection with these real estate investments through private placements. During 2001, the Company engaged in one private placement.

The Company, along with several other related entities, operate within the same location. Expenses such as payroll, payroll taxes, travel, office supplies, telephone, etc. are reimbursed by the Company to the related entity when incurred. Generally, most of these expenses are incurred only when there is a private placement. This reimbursement is reflected as shared office expenses in the accompanying financial statements.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (15c3-1), under the Securities Exchange Act of 1934, as amended, which prohibits a regulated firm from engaging in any securities transactions whenever its aggregate indebtedness "exceeds fifteen times its net capital" as those terms are defined by the rule. In addition, a broker or dealer shall have and maintain net capital of not less than $5,000 if the Company does not hold funds or securities for or owe money or securities to customers, and does not carry accounts of or for customers. During the year ended December 31, 2001, the Company did not engage in the activities as described above. As of December 31, 2001, the Company's required net capital was $5,000 whereas its computed net capital was $39,945, leaving capital in excess of requirements of $34,945.

NOTE 5 - INCOME TAXES:

Income Taxes - The Company is an S-corporation. In lieu of Federal corporate income taxes, the shareholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no asset or liability for Federal income taxes have been included in these financial statements.

No provision for State income taxes have been made for 2001 (except for a minimum tax) due to available net operating loss carryforwards as follows:

YEAR	AMOUNT	EXPIRATION DATE
1995	$ 2,276	12/31/02
1996	3,736	12/31/03
1998	3,873	12/31/05
1999	8,943	12/31/06
2000	5,735	12/31/07
	$24,563	

NOTE 6 - OTHER MATTERS:

During 1998, the Company was audited by the National Association of Securities Dealers, Inc. The audit resulted in findings of "apparent violations". During 2000, the Company submitted a Letter of Acceptance, Waiver and Consent ("AWC") for the purpose of proposing a settlement of the alleged rule violations in the amount of $15,000. During July, 2001, the proposed Letter of Acceptance, Waiver and Consent was accepted by NASD and all amounts were paid. No additional fines or penalties were assessed.

FALKIN PLATNICK SECURITIES CO., INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2001

CREDITS:	
Capital	$ 46,791
DEBITS:	
Nonallowable assets:	
Investment in NASDAQ	(3,300)
Prepaid expenses	(3,546)
NET CAPITAL	39,945
Minimum net capital requirement	(5,000)
EXCESS NET CAPITAL	$ 34,945

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See auditors' report on the supplementary information.



Wilkin & Guttenplan, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1200 TICES LANE
EAST BRUNSWICK, NJ 08816
TEL: (732) 846-3000
FAX: (732) 846-0618
email: info@wgcpas.com
http://www.wgcpas.com

JULES C. FRANKEL, CPA, MBA
EDWARD GUTTENPLAN, CPA, MBA
MICHAEL M. LoVERDE, CPA
WILLIAM J. McDEVITT, CPA
GARY B. ROSEN, CPA, CFE
H. EDWARD WILKIN III, CPA

ANNETTE MURRAY, CPA
VINAY S. NAVANI, CPA
SEFI SILVERSTEIN, CPA

LORI A. BARNHART, CPA
DEBORAH A. HACKEL, CPA
SUSAN M. KLIMCSAK, CPA
MARIE D. MIRRA, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

TO THE DIRECTOR AND STOCKHOLDER OF

FALKIN PLATNICK SECURITIES CO., INC.

In planning and performing our audit of the financial statements of Falkin Platnick Securities Co., Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Falkin Platnick Securities Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedure referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



WILKIN & GUTTENPLAN, P.C.
Certified Public Accountants

East Brunswick, New Jersey

January 26, 2002